      Spring Creek Acquisition Corp.

FOR IMMEDIATE RELEASE

Spring Creek Acquisition Corp. Announces Shareholder Approval
for Acquisition of AutoChina Group Inc.

Beijing, China – April 8, 2009 – Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF) (“Spring Creek”) today announced its shareholders have approved the definitive share exchange agreement among Spring Creek and AutoChina Group Inc. (“AutoChina”).  The vote to approve the transaction took place today at Spring Creek’s extraordinary general meeting of shareholders.  The Company will issue a press release when the transaction closes, which the parties expect to occur in the next few days.

Subsequent to the transaction, Spring Creek will change its name to AutoChina International Ltd. and continue to trade on the OTCBB under the symbols SCRQF, SCRWF, SCRUF until a new symbol is issued.  In addition to approving the merger, the Spring Creek shareholders also approved certain amendments to Spring Creek’s certificate of incorporation and the election of three members to the Company’s Board of Directors.

About AutoChina Group Inc.
AutoChina is a leading one-stop commercial and consumer auto sales and financing company in China.  Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing (truck leasing) and sales of branded passenger automobiles through its nationally recognized dealer network.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Spring Creek Acquisition Corporation, AutoChina Group Inc and their combined business after completion of the proposed transaction.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of Spring Creek’s and AutoChina's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which AutoChina is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting AutoChina's revenue and profitability;
•	Changes in the automobile industry;
•	AutoChina’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in Spring Creek’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  Neither Spring Creek, nor AutoChina assumes any obligation to update the information contained in this press release.

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April 8, 2009

INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
 (212) 836-9606 / aprior@equityny.com